

March 6, 2024

Henry W. Bromley
Chief Financial Officer
Kidoz Inc.
1685 West 4th Avenue, Suite 220
Vancouver, BC, V6J 1L8 Canada

> **Re: Kidoz Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 333-120120-01**

Dear Henry W. Bromley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services